

September 5, 2013

Via E-mail
Doug Gulling
Chief Financial Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

> **Re: West Bancorporation, Inc.**
> **Form 10-K for the period ended December 31, 2012**
> **Filed March 6, 2013**
> **Form 10-Q for the period ended June 30, 2013**
> **Filed July 26, 2013**
> **File No. 000-49677**

Dear Mr. Gulling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

June 30, 2013 Form 10-Q

Note 7. Fair Value Measurements, page 24

1. Please revise future filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your recurring and nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations –
Provision for Loan Losses and the Related Allowance for Loan Losses, page 37

2. We observe from Note 4 on page 22 that the allowance for loan losses collectively
    evaluated for impairment as a percentage of loans collectively evaluated for impairment
    increased from December 31, 2012 to June 30, 2013 while we note improving trends in
    credit quality. Please tell us in detail and revise future filings to comprehensively discuss
    the reasons for this trend and its relationship with observed changes in the credit quality
    of your collectively evaluated portfolio for each period presented.

    Please be as specific and detailed as needed to provide an investor with a clear
    understanding of the observed change in the credit quality of your collectively evaluated
    loan portfolio and how this change, as well as other key drivers, impacted your
    collectively evaluated allowance for loan losses. For instance, discuss trends in the types
    of loans and related credit risk included in this portfolio, trends in historical losses
    incorporated in your allowance methodology, and trends observed in specific qualitative
    factors.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

    You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have
questions.

                                            Sincerely,

                                             /s/ Amit Pande

                                            Amit Pande
                                            Accounting Branch Chief